Via Facsimile and U.S. Mail
Mail Stop 4720

February 3, 2010

Mr. Robert H. Benmosche
President and Chief Executive Officer
American International Group, Inc.
70 Pine Street
New York, New York 10270

Re: American International Group, Inc.
       Form 10-Q for the Fiscal Quarter Ended September 30, 2009
       File No. 001-8787

Dear Mr. Benmosche:

We have reviewed your January 15, 2010 response to our December 9, 2009 letter and have the following comments. In our comments, we ask you to provide us with information to better understand your disclosure. Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the filing, in which you intend to first include it. If you do not believe that revised disclosure is necessary, explain the reason in your response. After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Notes to Consolidated Financial Statements

12. Federal Income Taxes, page 79

1. Please refer to prior comment two. Regarding the tax expense associated with investment in subsidiaries, revise to disclose the information provided in your response. Ensure that your revised disclosure complies with paragraph ASC 740-30-50-2.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Liability for Unpaid Claims and Claims Adjustment Expense, page 123</u>

2. Please refer to prior comment three. Please provide us with the following information.

    a. Tell us whether the Company has or intends to request the "actual analysis" underlying the Bernstein report. If not, tell us why you believe further investigation of this issue is not necessary.

    b. Describe the specific analysis and assertions included in the Bernstein report and provide us with your evaluation of them.

    c. Explain why you believe that the actual analysis underlying the Bernstein report may have been based on Schedule P data that you have cautioned is not appropriate for reserve adequacy determinations.

    d. Tell us whether you have any reason to believe that your reserves as reported were not adequate other than as you have disclosed for changes in prior year estimates.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Frank Wyman, Staff Accountant, at (202) 551-3660 or Joel Parker, Accounting Branch Chief, at (202) 551-3651, if you have any questions these comments. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant